May 5, 2023

VIA E-mail

Karen Aspinall and Thomas G. Sheehan
Practus, LLP
11300 Tomahawk Creek Pkwy, Suite 310
Leawood, KS 66211

          Re: Texas Capital Funds Trust
              File Nos. 333-271134; 811-23862

Dear Ms. Aspinall and Mr. Sheehan:

       On April 5, 2023, Texas Capital Funds Trust (the    Trust   ) filed a
registration statement
on Form N-1A under the Securities Act of 1933 (the    Securities Act   ) and
the Investment
Company Act of 1940 (the    1940 Act   ) to offer shares of the Texas Capital
Texas Equity Index
ETF (the    Fund   ). We have reviewed the registration statement and provide our comments
below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.
General

1.     We note that portions of the filing, including the Fund   s financial
statements, are
       incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Prospectus Summary

3. Page 1, Fees and Expenses of the Fund. At least one week before effectiveness, please provide the staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.
 Ms. Aspinall and Mr. Sheehan
May 5, 2023

4. Page 1, Fees and Expenses of the Fund. As a new fund, please revise the Example to include only the 1- and 3-year period portions of the Example and estimate any shareholder account fees collected. See Instruction 6(b) to Item 3 of Form N-1A.

5. Page 2, Information About the Index. Disclosure indicates that construction of the index is provided by Syntax. We note disclosure on the index website states, "The Index is the property of Texas Capital Bank. Syntax, LLC calculates and maintains the Index. Syntax,
       LLC will not be liable for any errors or omissions in calculating the Index."

       a. Please include disclosure in the prospectus as to the ownership of the Index and further clarify if the fund or adviser licenses the Index or otherwise contracts for its use. In addition, please clarify which party was responsible for the creation of the
          Index.

       b. Please provide the staff with the white paper and/or the Syntax Texas Capital Texas
          Equity Index Methodology referenced in the disclosure.

6. Page 3, Information about the Index. Please disclose if there are any minimum or maximum sector weightings in the index. Please clarify if the fund concentrates in any sectors or industries. In addition, while we note the minimum single security weighting is disclosed, please disclose if there is a maximum weighting in the index for a single security.

7. Page 4, Principal Risks. Principal Risk disclosure includes REIT Risk. Please clarify for the staff if the fund invest in mortgage REITS and, if so, please include additional disclosure as to mortgage REITS in strategy and risks.

8. Page 4, Principal Risks. Principal Risk disclosure includes Geographic Concentration
       Risk. Please revise this risk disclosure to more clearly reflect the risks related to the
       fund   s concentration in Texas. For example, replace the phrase    in a
particular region
       with    Texas.

9. Page 5, Principal Risks. Please disclose any principal risks associated with specific industries or sectors in which the fund will invest. For example, please consider whether additional risk disclosure is appropriate for investments in regional banks, technology, or energy.

10.    Page 6, Principal Risks. We note the discussion of Risks Related to the
Adviser   s
       Ultimate Parent Being Included in the Index. Please provide the staff the fund's analysis of the affiliated transaction provisions under Section 17(a) of the Investment Company
       Act in connection with the fund's investment in equity securities of the Adviser's parent.
       In this regard, please describe what policies and procedures are in place as to possible conflicts in the selection of portfolio securities or the weightings of portfolio securities. In
       your response, please also address that the Adviser   s parent company
appears to own the
       Index. In addition, please provide the staff the fund   s proxy voting
policies and
       procedures, designated as Appendix A, and explain how the fund will resolve conflicts.



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 Ms. Aspinall and Mr. Sheehan
May 5, 2023

11. Page 6, Principal Risks. We note the risk disclosure following the caption Risks Related
       to the Adviser   s Affiliates with Companies Included in the Index.
Please provide the staff
       the fund's analysis of the affiliated transaction provisions under
Section 17(a) of the
       Investment Company Act in connection with affiliates of the Adviser engaging in business with companies whose securities may be purchased by the fund.

12. Page 8, Additional Information of the Index. It appears that the index is the property of
       Texas Capital Bank and Syntax appears to include back-tested performance of the index on its website (https://www.syntaxindices.com/indices/SYTXSX). Please note the performance should include a prominent heading stating that the
performance (   before
       mm/dd/yyyy   , if both actual and back-tested performance is included)
is back-tested
       performance. Also, please include prominent disclosure that:

       a. Going forward the performance may be materially different from the back-tested performance.

       b. The back-tested performance is based on criteria applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected the performance.

       c. If applicable, that the back-tested performance reflects material market events which are not expected to be repeated.

       d. Please advise the staff whether such back-tested performance will be used or referenced in sales or advertising materials for the Fund.

       In addition, please clarify how the performance reflects a company that relocates its headquarters to Texas. For example, according to the Syntax website, Tesla is the largest holding in the index. Please advise the staff whether the performance of Tesla is reflected in the index for periods prior to the company relocating their headquarters to Texas.

13. Page 11, Investment Adviser. Please confirm in correspondence whether organization and operating costs are included in the Unitary Fee structure. Also, please include an estimate of these costs.

Part C: Other Information

Item 15. Financial Statements and Exhibits

14.    Please file the finalized exhibits once they are available.
                                              *   *   *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.



          Page 3 of 4
 Ms. Aspinall and Mr. Sheehan
May 5, 2023

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250.


Sincerely,

                                                                    /s/ Jeffrey
A. Foor

                                                                       Jeffrey
A. Foor
                                                                       Senior
Counsel

cc: Keith O   Connell, Branch Chief
    Michael Spratt, Assistant Director





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